UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
April 17, 2008 (April 15, 2008)



Alliance One International, Inc.
(Exact name of registrant as specified in its charter)

Virginia	**001-13684**	**54-1746567**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8001 Aerial Center Parkway
Morrisville, NC 27560-8417
(Address of principal executive offices)

(919) 379-4300
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Alliance One International, Inc.

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Alliance One International, Inc. (the "Company") entered into a Severance Election and Release (the "Severance Agreement") with James A Cooley, the Company's former Executive Vice President - Chief Financial Officer. On March 14, 2008, the Company announced in a press release that Mr. Cooley resigned as Executive Vice President - Chief Financial Officer of the Company, effective as of March 31, 2008.   The press release was included in a Current Report on Form 8-K filed by the Company on that date. The Severance Agreement became effective at the end of the revocation period contained therein on April 15, 2008. The Severance Agreement includes the following material terms:

- payment in the amount of approximately $20,000 for accrued and unused vacation;
- payment in the amount of $308,000 as a severance benefit under the Alliance One International, Inc. Severance Plan, payable in accordance with the Company's normal payroll schedule in twelve monthly payments of $25,667 commencing on April 25, 2008;
- continued participation in the Company's group health and dental plans through October 31, 2008, provided that Mr. Cooley pays the applicable employee contribution amount for such coverage;
- payment of a monthly special benefit for five months beginning November 1, 2008, equal to that portion of the applicable monthly COBRA premium paid by Mr. Cooley for continuation coverage under the Company's group health and dental plans that exceeds the amount required to be paid by an active Company employee for his share of the cost of the same coverage, grossed-up for state and federal income taxes;
- accelerated vesting of Mr. Cooley's benefits under the Alliance One International, Inc. Supplemental Executive Retirement Plan (the "SERP") which will result in a monthly payment of approximately $4,933 commencing on his SERP normal retirement date of January 1, 2016;
- accelerated vesting of Mr. Cooley's benefits under the Alliance One International, Inc. Pension Equity Plan (the "PEP") which will result in a monthly payment of approximately $6,335 commencing on his PEP normal retirement date of January 1, 2011;
- reimbursement of attorney's fees not to exceed $10,000 as may be incurred in connection with his termination of employment and the review and negotiation of the Severance Agreement;
- reimbursement of outplacement services not to exceed $20,000;
- designation of Mr. Cooley's termination as a termination without cause for purposes of determining his rights under applicable stock option award agreements;
- cancellation of unvested stock options and shares of restricted stock;
- retention of vested and exerciseable stock options until the earlier of the 90th date following the Company's release of financial results for the fiscal year ending March 31, 2008 or the expiration date specified in the application option award agreement.

The Severance Agreement also provides that Mr. Cooley will be bound by a confidentiality provision and a covenant not to compete with the Company for one year following the termination date of March 31, 2008. Furthermore, Mr. Cooley has released and waived any claims that he might have against the Company.

This summary of the material terms of the Severance Agreement s qualified in its entirety by reference to the Severance Agreement which is attached to this Current Report on Form 8-K as Exhibit 10.1 and incorporated by reference herein.

Additionally, the Company entered into a Consulting Agreement (the "Consulting Agreement") with Mr. Cooley, effective as of April 1, 2008, pursuant to which Mr. Cooley will provide the Company with various services as requested by the Company for a term ending on June 30, 2008. As consideration for the provision of the consulting services, the Company has agreed to pay Mr. Cooley approximately $25,667 per month during the term of the Consulting Agreement.

This summary of the material terms of the Consulting Agreement is qualified in its entirety by reference to the Consulting Agreement which is attached to this Current Report on Form 8-K as Exhibit 10.2 and incorporated by reference herein.

Alliance One International, Inc.

Item 9.01   Financial Statements and Exhibits.

(d)   <u>Exhibits.</u>

<u>10.1</u>   Severance Election and Release, effective as of March 31, 2008, by and between James A. Cooley and Alliance One International, Inc.

<u>10.2</u>   Consulting Agreement, effective as of April 1, 2008, by and between James A. Cooley and Alliance One International, Inc.

Alliance One International, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 17, 2008

Alliance One International, Inc.
Registrant

 /s/ Thomas G. Reynolds
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Thomas G. Reynolds
Vice President - Controller
(Chief Accounting Officer)

Alliance One International, Inc.

INDEX TO EXHIBITS